Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

SEC Registration Statement No.: 333-193868

Beginning on June 4, 2014, the following communication is being distributed to certain United Bancorp, Inc. (“United”) and United Bank & Trust (“UBT”) employees in connection with the proposed merger transaction between Old National Bancorp and United, UBT’s parent company.

Old National Transition Support

Severance Benefit:

Calculation of the Severance Benefit

To calculate the severance benefit, United Bank and Trust (UBT) jobs and pay rates were compared with similar positions at Old National. The severance benefit available to UBT co-workers is based on the number of complete years of service at the time of separation, calculated on the most recent hire date with UBT. Credit will be given for partial years of service by rounding up for any fractional year of service that equals or exceeds six months, and rounding down for any fractional year of service that is less than six months.

For non-exempt associates, “Week of Pay” means the budgeted weekly hours multiplied by the associate’s hourly pay rate. For exempt associates a “Week of Pay” equals annual base compensation divided by 52 weeks.

The minimum severance benefit is five weeks, regardless of service.

The severance value in this projection is based on your current rate of pay with United Bank and Trust. The severance benefit will be adjusted for any increases granted before your separation.

The severance benefit for part-time associates is calculated based on the individual’s regularly scheduled work hours as reported by UBT.

Timing of Payment and Withholdings

The severance payment will be made the first pay date administratively feasible following the effective date of the signed severance agreement, or the pay date following the separation date, whichever is later.

Severance will be paid as a lump sum amount and is subject to all applicable taxes, deductions and withholdings. The federal withholding rate for the lump sum severance payment is 25%. Other applicable taxes follow the standard rate. The severance payment is not 401(k) eligible.

Projected Job Elimination Date

Your Severance Projection identifies a two-week period following conversion. We anticipate your release date will be sometime during that two-week time period. If all work is completed prior to the last date in your two-week date range, you may be released from work early and you would be paid for the remaining time based on your standard schedule.

Your employment separation date with Old National will be the last day in the two-week date range.

Vacation Payout Upon Separation

If you remain employed through your release date, you will be eligible for a single lump sum payout based on the greater of your UBT Paid Time Bank accrual, less any hours taken (accrual is pro-rated based on your separation date) or your Old National vacation balance at separation.

Please refer to the April 4, 2014, Frequently Asked Questions for more information on the payout of vacation time due to job elimination.

If you separate after the close of the merger and prior to your release date, unused vacation time will be paid out on a pro-rated basis in accordance with Old National’s vacation policy. Please refer to Old National’s vacation policy for more information.

Personal Time

Full-time non-exempt associates will receive 8 hours of personal time upon the closing of the merger. Provided you work through your release date, you will receive all unused personal time paid out in a lump sum. If you separate prior to your release date, any remaining personal time will not be paid out.

Your Benefits

Your normal group benefit coverage(s) (excluding long term disability coverage) will continue until the end of the month of your last day worked. Coverage typically ends on the following dates:

Coverage	Date Coverage Ends
Medical Insurance *	The end of the month of last day worked
Dental Insurance *	The end of the month of last day worked
Vision Insurance *	The end of the month of last day worked
All Life Insurance**	The end of the month of last day worked
Critical Illness Insurance**	The end of the month of last day worked
Long Term Disability	Your last day of work
401(k) Contributions	With your final regular pay
Spending Account *, ***	The end of the month of last day worked

*	You may have the option to continue these benefits under the Consolidated Omnibus Reconciliation Act (COBRA) of 1985.

**	You may have the option to convert your group coverage to individual coverage; supplemental and dependent life may also be converted to individual coverage. You may also elect to continue your Critical Illness Insurance.

***	If applicable, you will be entitled to reimbursements from your Health Care Flexible Spending Account for qualifying health care expenses that were incurred before the end of the month of your last day worked. If applicable, you will be entitled to reimbursement of Dependent Care expenses incurred during the calendar year, but not to exceed the credit balance in your Dependent Care Flexible Spending Account at the time you cease to be a participant.

Retirement Benefits:

United Bank and Trust 401(k) Plan

The merger agreement between Old National and United Bank and Trust stipulates that the United Bank and Trust 401(k) plan will be terminated the day before the effective date of the partnership. For example, if the effective date for the partnership is July 1, 2014, the plan will be terminated as of June 30, 2014. Distributions from the plan will be processed as soon as administratively possible following approval from the IRS. The approval process is lengthy and may take some time to complete. You will be notified at the point when you are allowed to receive a distribution from the plan.

The distribution options available include but are not limited to:

1.	Rollover your 401(k) balance into an Individual Retirement Account (IRA).

2.	Elect to have your account balance paid directly to you, which may lead to additional taxes and possible penalties. If, after receiving the funds, you change your mind, you will have sixty (60) days to rollover your funds and not be subject to taxes and penalties.
3.	Rollover your 401(k) balance to another employer’s plan provided the plan accepts transfers.
4.	Choose some combination of the above two (2) options.

Unemployment Compensation

•	You will be eligible to receive state unemployment benefits after your separation due to job elimination and after you are no longer receiving pay from United Bank and Trust or Old National.

•	Per the Michigan Unemployment Insurance Agency, the severance payment will reduce unemployment benefits otherwise payable in the week in which the severance payment is actually made.

To access information online, you may visit the following website: http://www.michigan.gov/uia

Employee Assistance Program (EAP) Services

•	Old National’s EAP is available to all associates and their immediate family members. Services available through the EAP include financial and family support during a career transition.
•	To access this benefit, call 1-800-634-6433 24 hours a day, 7 days a week, or visit www.mylifematters.com (use company code ONB1 to login). You will speak with a professional LifeMatters Consultation Specialist who will provide immediate and confidential assistance over the telephone, and who can refer you for services in your local area.

Career Transition Services

Career transition services are available through Old National’s Career Transition Services Team. Some of the services available through this group include:

•	Career planning resources, custom resumé consultation, a half-day workshop covering resumé writing, job search strategies and networking, and a second half-day workshop focused on interview skills
•	Interview preparation through mock interviews with a recruiter
•	Unemployment benefits workshop

The full range of benefits offered through Old National’s Career Services Transition team is described in the Transition Services flyer.

Note: This document addresses some of the key features of Old National’s benefits and does not contain all of the details. If any conflict arises between this document and any plan provisions or polices, the terms of the actual plan document or policies will govern in all cases. Provisions of the plans and eligibility coverage do not constitute a contract of employment with any individual. Plans and provisions described in this document are subject to change at any time, without notice.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National

Bancorp’s proposed merger with United Bancorp, Inc. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the merger with Tower Financial Corporation and proposed merger with United might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the United merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National Bancorp to execute its business plan (including its proposed acquisition of United); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this communication and other factors identified in Old National Bancorp’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission (“SEC”). These forward-looking statements are made only as of the date of this communication, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this communication.

Additional Information for Shareholders of United Bancorp, Inc.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration No. 333-193868) and amendments thereto that includes a Proxy Statement of United and a Prospectus of Old National, and each of Old National and United has filed and will file other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on May 15, 2014. A definitive Proxy Statement/Prospectus has been mailed to shareholders of United. United shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of United is set forth in United’s Annual Report on Form 10-K, as filed with the SEC on February 28, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.